Filed Pursuant to Rule 424(b)(3)
File Number 333-151723

Prospectus Supplement dated August 20, 2008
(To Prospectus dated August 7, 2008 and filed on August 7, 2008 - File No. 333-151723)

INFOSMART GROUP, INC.

19,303,970 Class A Warrants

19,303,970 shares of Common Stock

This Prospectus Supplement, together with the Prospectus listed above, is required to be delivered by certain holders of the above-referenced shares or by their transferees, pledges, donees or their successors in connection with the offer and sale of the above-referenced securities.

This Prospectus Supplement supplements our prospectus dated August 7, 2008 with the following additions and changes:

1)	Update our prospectus dated August 7, 2008 with the attached following document:

a.	Financial Information for the quarterly period ended: June 30, 2008.

The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus except as modified or superseded by this Prospectus Supplement.

INDEX TO FILINGS

Annex

Financial Information for the quarterly period ended: June 30, 2008	A

ANNEX A

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

Infosmart Group Inc.

Condensed Consolidated Financial Statements
For the six months ended June 30, 2008 and 2007
(Stated in US Dollars)

INFOSMART GROUP INC.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

Index to financial statements

PAGES

Condensed consolidated statements of operations	5

Condensed consolidated balance sheets	6 - 7

Condensed consolidated statements of cash flows	8 - 9

Notes to condensed consolidated financial statements	10 - 27

INFOSMART GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)
(Stated in US Dollars)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Net sales	$6,768,637	$19,608,031	$14,329,084	$27,306,446

Cost of sales	(5,025,074)	(14,506,478)	(11,523,691)	(20,419,825)

Gross profit	1,743,563	5,101,553	2,805,393	6,886,621

Administrative expenses	(1,504,181)	(1,254,629)	(2,284,405)	(2,185,679)

Selling and distributing costs	(102,835)	(161,533)	(175,702)	(241,049)

Income from operations	136,547	3,685,391	345,286	4,459,893

Other income	153,578	90,740	967,538	579,699

Interest expenses	(296,665)	(191,900)	(435,072)	(334,440)

Income / (Loss) before income taxes	(6,540)	3,584,231	877,752	4,705,152

Income taxes - note 4	-	(287,540)	(51,309)	(503,177)

Net income / (loss)	(6,540)	3,296,691	826,443	4,201,975

Minority interest	(10,821)	5,024	(15,784)	5,024

Net income / (loss) before dividend	(17,361)	3,301,715	810,659	4,206,999

Series B preferred dividend	(73,363)	(124,712)	(152,708)	(250,123)

Net income / (loss) applicable to common shareholders	(90,724)	3,177,003	657,951	3,956,876

(Loss) / Earning per share - note 9

- basic	$(0.01)	$0.02	$0.01	$0.03

- dilutive	$(0.01)	$0.02	$0.01	$0.03

Weighted average shares outstanding

- basic	142,354,557	137,224,640	142,354,557	137,224,640

- dilutive	165,190,311	138,083,549	165,190,311	138,083,549

See the accompanying notes to condensed consolidated financial statements

INFOSMART GROUP INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Unaudited)
(Stated in US Dollars)

	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)

ASSETS
Current assets
Cash and cash equivalents	$957,495	$1,023,440

Trade receivables	25,757,837	38,725,882
Prepaid expenses and other receivables	6,017,089	544,345
Prepaid tax	83,371	13,847
Inventories (net of allowance for doubtful accounts of $Nil for 2008 and 2007) - note 6	4,765,916	3,396,194

Total current assets	37,581,708	43,703,708
Deferred tax assets - note 4	-	-
Plant and equipment, net - note 7	29,180,498	31,093,668
Intangible assets	1,669,565	1,810,655

TOTAL ASSETS	$68,431,771	$76,608,031

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Trade payables	$14,241,499	$25,809,022
Other payables and accrued liabilities	1,324,581	1,672,468
Income tax payable	482,498	696,946
Current portion of bank borrowings - note 8	6,457,230	6,762,553
Finance lease payable	29,474	34,570
Current portion of other loans	1,382,838	5,065,639

Total current liabilities	23,918,120	40,041,198
Non-current portion of bank borrowings - note 8	997,541	2,092,949
Non-current portion of other loans	9,348,230	717,423
Advance from a related party	929,751	929,634
Deferred tax liabilities - note 4	2,732,350	2,305,729

TOTAL LIABILITIES	$37,925,992	$46,086,933

INFOSMART GROUP INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Stated in US Dollars)

	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
COMMITMENTS AND CONTINGENCIES – note 10
Series B Redeemable Convertible Preferred Stock: No par value -
note 11
Authorized 1,800,000 shares; Issued and outstanding:
2008 – 500,662 shares and 2007 – 597,011 shares	$1,417,445	$1,690,222
Minority interest	59,745	43,961

STOCKHOLDERS’ EQUITY
Common stock: No par value – note 11
Authorized: 300,000,000 shares; Issued and outstanding:
2008 – 148,132,777 shares and 2007 –144,248,709 shares	2,700,637	2,412,605
Additional paid-in-capital – note 11	8,118,664	8,118,664
Accumulated other comprehensive income	812,694	1,517,003
Retained earnings	17,396,594	16,738,643

TOTAL STOCKHOLDERS’ EQUITY	29,028,589	28,786,915

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$68,431,771	$76,608,031

See the accompanying notes to condensed consolidated financial statements

INFOSMART GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 and 2007
(Unaudited)
(Stated in US Dollars)

	Six months endedJune 30,
	2008	2007

Cash flows from operating activities
Net income	$826,443	$4,201,974
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation	1,565,088	1,339,944
Deferred income taxes	51,309	304,566
Amortization of license usage right	141,090	141,090
Loss on disposal of property, plant and equipment	-	181,617
Changes in operating assets and liabilities:
Trade receivables	12,968,045	(8,684,297)
Prepaid expenses and other receivables	(5,472,744)	(1,041,500)
Inventories	(1,369,722)	(1,346,519)
Trade payables	(11,567,523)	5,393,014
Income tax payable	(38,527)	207,840
Other payables and accrued liabilities	347,887	(2,389,115)

Net cash flows used in operating activities	(2,548,654)	(1,691,386)

Cash flows from investing activities
Payment for acquisition of fixed assets	(72,729)	(1,008,557)
Proceeds from disposal of plant and equipment	-	777,183

Net cash flows used in investing activities	(72,729)	(231,374)

Cash flows from financing activities
Dividend paid	(152,708)	(250,123)
Issuance of common stock	15,255	-
Net advancement of other bank loans	288,933	2,568,430
Net repayment of non-recurring bank loans	(1,379,168)	(547,856)
Proceeds from other loans	3,564,062	-
Repayment of other loans	(28,713)	(33,651)
Decrease in restricted cash	-	347,833
Decrease in bank overdrafts	(164,761)	-
Advance from a related party	-	247,530
Repayment of obligations under capital leases	-	(3,723)

Net cash flows provided by financing activities	2,142,900	2,328,440

Effect of foreign currency translation on cash and cash equivalents	412,538	(724)

Net (decrease) / increase in cash and cash equivalents	(65,945)	404,956

Cash and cash equivalents, beginning of period	1,023,440	206,258

Cash and cash equivalents, end of period	$957,495	$611,214

INFOSMART GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 and 2007
(Unaudited)
(Stated in US Dollars)

	Six months ended June 30,
	2008	2007

Supplemental disclosures for cash flow information:
Cash paid for:
Interest	$350,933	$261,778
Income taxes	100,040	51,480
Non-cash investing and financing activities:
Conversion of Series B Shares to common stock	$235,001	$150,236

See the accompanying notes to condensed consolidated financial statements

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)
(Stated in US Dollars)

1.	Basis of presentation

The accompanying condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in the United States of America for interim consolidated financial information. Accordingly, they do not include all the information and notes necessary for comprehensive consolidated financial statements.

In the opinion of the management of the Company, all adjustments, which are of a normal recurring nature, necessary for a fair statement of the results for the three-month periods have been made. Results for the interim period presented are not necessarily indicative of the results that might be expected for the entire fiscal year. These condensed financial statements should be read in conjunction with the consolidated financial statements and the notes included in the 2007 annual report filed with the Securities and Exchange Commission.

2.	Descriptions of business

The Company is in the business of developing, manufacturing, marketing and sales of recordable digital versatile disc (“DVDR”) media and recordable compact discs (“CDR”) and non-diskette storage media. The Company manufactures DVDRs with 8x and 16x writable speeds as well as CDRs with 52x writable speeds, and has been developing its DVD-R manufacturing basis in both Hong Kong and Brazil to capture the worldwide market. As the “war” between high density format DVDR (“HD-DVD”) and Blu-ray DVD formats has ended with the Blu-ray DVD format surviving in the marketplace to become the latest format of DVD recordable media, the Company has a new perspective in business development in the world market for the next 5 years. The Company has acquired the first set of Blu-ray DVD replication systems in the China/Hong Kong region and will devote more resources to developing the market for Blu-ray DVD replication systems. The Company has customers in Western Europe, Australia, China, and North and South America.

The Company produces its products through three main operational business subsidiaries, Info Smart Technology Limited (“IS Technology”), Info Smart International Enterprises Limited (“IS International”) and Infoscience Media Limited (“IS Media”) at its state-of-the-art DVDR and CDR manufacturing facilities in Hong Kong.

In March 2006, IS Media formed Discobras, a Brazilian company, with a local partner, with registered capital of US$8 million for the Company’s new Brazilian DVDR production facility. The Company relocated some of its DVDR manufacturing equipment to Brazil in November 2006 and installed them in January 2007. Trial production in Brazil began in March 2007, and is currently producing at full capacity. In addition, the owners of the technologies and intellectual property necessary for the production of the Company’s products require that the Company obtain separate Patent Licenses for the use of intellectual property in the Company’s new DVDR manufacturing facility in Brazil. The Company is currently in the process of obtaining these Patent Licenses.

In December 2006, IS Media acquired 100% of the issued and outstanding common stock of Infoscience Holdings Limited (“IS Holdings”). IS Media has a cooperation agreement with IS Holdings wherein it manufactures its DVDRs using certain patent licenses owned by IS Holdings. IS Media acquired IS Holdings to guarantee the continuation of this cooperation agreement. The Company also has a Brazilian subsidiary, Discobras Industria E Comercio de Electro Eletronica Limiteda (“Discobras”), which was formed in March 2006 by IS Media and a local partner, with registered capital of US$8 million for its new Brazilian DVDR production facility. IS Media currently holds a 99.42% ownership interest in Discobras, and the local partner holds the remaining 0.58% ownership interest in Discobras. In addition, the Company incorporated a new subsidiary, Portabello Global Limited (“Portabello”), for distributing and reselling our recordable digital versatile discs and media to customers in South America.

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)
(Stated in US Dollars)

3.	Summary of significant accounting policies

Basis of presentation and consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America.

The consolidated financial statements include the accounts of Infosmart Group Inc. (the Company) and its subsidiaries (the Group). Significant intercompany transactions have been elimination in consolidation.

The results of subsidiaries acquired or disposed of during the years are included in the consolidated income statement from he effective date of acquisition or up the effective date of disposal.

As of June 30, 2008, the particulars of the subsidiaries are as follows:

Name of company	Place of incorporation	Date of incorporation	Attributable equity interest	Issued capital

Infosmart Group Limited	British Virgin Islands	March 23, 2005	100%	US$1,427,794
Infoscience Media Global Limited	British Virgin Islands	May 17, 2007	100%	US$1
Portabello Global Limited	British Virgin Islands	March 21, 2007	100%	US$1
Info Smart International Enterprises Limited	Hong Kong	September 26, 2003	100%	US$25.65 (HK$ 200)
Info Smart Technology Limited	Hong Kong	December 14, 2001	100%	US$618,075 (HK$4,820,000)
Infoscience Media Limited	Hong Kong	September 10, 2004	1000%	US$1,282 (HK$10,000)
Infoscience Holdings Limited	Hong Kong	February 23, 2004	100%	US$13 (HK$100)
Discobras Industria E Comercio De Electro Electronica Ltda	Brazil	March 2006	99.42%	US$7,977,072

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)
(Stated in US Dollars)

3.	Summary of significant accounting policies (Cont’d)

Basis of presentation and consolidation (Cont’d)

Minority Interests

For the development of the market in Brazil, the Company entered into an agreement on March 20, 2006 with two independent third parties for setting up a subsidiary, Discobrás, in Brazil. Discobrás has a social capital of $8,046,281 (equivalent to R$17,385,600), of which 99.42% or $8,000,000 (equivalent to R$17,285,600) (“Investment Cost”) has been subscribed by the Company. The minority interests have been recognized in the accompanying financial statements.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These accounts and estimates include, but are not limited to, the valuation of accounts receivable, inventories, deferred income taxes and the estimation on useful lives of property, plant and equipment. Actual results could differ from those estimates.

Intangible assets

Intangible assets are license usage rights and stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the remaining term of the license obtained by one of the Company’s subsidiaries, Infoscience Holdings Limited (“IHL”).

Revenue recognition

Revenue from sales of the Company’s products is recognized when the significant risks and rewards of ownership have been transferred to the buyer at the time of delivery and the sales price is fixed or determinable and collection is reasonably assured.

Income taxes

The Company accounts for income tax using as asset and liability approach and allows for recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Group is able to realize their benefits, or that future realization is uncertain.

Dividends

Dividends are recorded in the Company’s financial statements in the period in which they are declared.

The Series B Convertible Preferred Stock carries dividends at 8% per annum payable quarter in cash in US Dollars.

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)
(Stated in US Dollars)

3.	Summary of significant accounting policies (cont’d)

Comprehensive income

The Company has adopted SFAS 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances.

Accumulated other comprehensive income represents the accumulated balance of foreign currency translation adjustments of the Company.

Foreign currency translation

The functional currencies of the Company are Hong Kong dollars (“HK$”) and Brazil dollars (Real$). The Company maintains its financial statements in the functional currencies. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchanges rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company which are prepared using the functional currency have been translated into United States dollars. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders’ equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign currency translation adjustment to other comprehensive income, a component of stockholders’ equity.

The exchange rates in effect at June 30, 2008 and 2007 were HK$1 for $0.2045 and $0.2468 and Real$1 for $0.6271 and $0.5181 respectively. The average exchange rates for 2008 and 2007 were HK$1 for $0.2199 and $0.1286 and Real$1 for $0.5836 and $0.4731 respectively. There is no significant fluctuation in exchange rate for the conversion between HK dollars, Real dollars and US dollars after the balance sheet date.

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)
(Stated in US Dollars)

3.	Summary of significant accounting policies (cont’d)

Fair value of financial instruments

The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, trade and other receivables, deposits, trade and other payables approximate their fair values due to the short-term maturity of such instruments. The carrying amounts of borrowings approximate their fair values because the applicable interest rates approximate current market rates.

It is management’s opinion that the Company is not exposed to significant interest, price or credit risks arising from these financial instruments.

The Company is exposed to certain foreign currency risk from export sales transactions and recognized trade receivables as they will affect the future operating results of the Company. The Company did not have any hedging activities during the reporting period. As the functional currencies of the Company are HK$ and Real$, the exchange difference on translation to US dollars for reporting purpose is taken to other comprehensive income.

Basic and diluted earnings per share

The Company reports basic earnings per share in accordance with SFAS No. 128, “Earnings Per Share”. Basic earnings per share is computed using the weighted average number of shares outstanding during the periods presented. The weighted average number of shares of the Company represents the common stock outstanding during the period.

Diluted earning per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

The Company’s common stock equivalents at June 30, 2008 include the following:

Convertible redeemable preferred stock Series B	15,653,950
Detachable common stock warrants	28,510,347
Placement agent warrants	3,740,577

47,904,874

Cash and cash equivalents

Cash and cash equivalents include all cash, deposits in banks and other highly liquid investments with initial maturities of three months or less.

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)
(Stated in US Dollars)

3.	Summary of significant accounting policies (cont’d)

Trade receivables

Trade receivables are stated at original amount less allowance made for doubtful receivables, if any, based on a review of all outstanding amounts at the period end. The Company extends unsecured credit to customers in the normal course of business and believes all trade receivables in excess of the allowances for doubtful receivables to be fully collectible. Full allowances for doubtful receivables are made when the receivables are overdue for 1 year and an allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. Bad debts are written off when identified. The Company does not accrue interest on trade accounts receivable.

Inventories

Inventories are valued at the lower of cost or market with cost determined on a first-in, first-out basis. In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels. The Company’s reserve requirements generally increase/decrease due to management projected demand requirements, market conditions and product life cycle changes. During the reporting periods, the Company did not make any allowance for slow-moving or defective inventories.

Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

Depreciation of plant and equipment is provided using the straight-line method over their estimated useful lives. The principal annual rates are as follows:-

Production lines and equipment	10% with 30% residual value
Leasehold improvements and others	20%

Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts, and the net amount less proceeds from disposal is charged or credited to income.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company recognizes impairment of long-lived assets in the event that the net book values of such assets exceed the future undiscounted cashflows attributable to such assets. No impairment of long-lived assets was recognized for any of the periods presented.

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)
(Stated in US Dollars)

3.	Summary of significant accounting policies (cont’d)

Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which relates to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not yet completed its analysis of the impact of adopting SFAS No. 157 on the consolidated financial position, results of operations or cash flows.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in FIN 48 as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 must be applied to all existing tax positions upon initial adoption. The cumulative effect of applying FIN 48 at adoption, if any, is to be reported as an adjustment to opening retained earnings for the year of adoption. The adoption of FIN 48 did not have a material effect on the Company’s consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115, which permits entities to choose measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements, included in SFAS No. 157, Fair Value Measurements, and SFAS No. 107, Disclosures about Fair Value of Financial Instruments. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company has not yet completed its assessment of the impact upon adoption of SFAS No. 159 on the consolidated financial position, results of operations or cash flows.

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)
(Stated in US Dollars)

3.	Summary of significant accounting policies (cont’d)

Recent accounting pronouncements (cont’d)

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. This statement retains the fundamental requirements of the original pronouncement requiring that the acquisition method of accounting, or purchase method, be used for all business combinations. SFAS No. 141(R) defines the acquirer as the entity that obtains control of one or more business combination, establishes th acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. In addition, SFAS No. 141(R) requires, among other things, expensing of acquisition related and restructuring related costs, measurement of pre-acquisition contingencies at fair value, measurement of equity securities issued for purchase at the date of close of the transaction and capitalization of in process research and development, all of which represent modifications to current accounting for business combinations. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. Adoption is prospective and early adoption is not permitted. Adoption of SFAS No. 141(R0 will not impact the Company’s accounting for business combinations closed prior to its adoption, but given the nature of the changes noted above, the Company expects that its accounting for business combinations occurring subsequent to adoption will be significantly different than that applied following current accounting literature.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51” (SFAS 160”). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective for the fiscal year beginning after December 15, 2008. The Company is in the process of evaluating the impact that SFAS 160 will have on its financial statements upon adoption.

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)
(Stated in US Dollars)

4.	Income taxes

The components of the provision for income taxes in Hong Kong are:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Current taxes	$-	$213,376	$-	$214,976
Deferred taxes	-	74,164	-	288,201

	$-	$287,540	$-	$503,177

The Company is subject to income tax in the United States. No provision for income tax in the United States has been made as the Company had no taxable income for the three and six months ended June 30, 2008. The statutory tax rate is 34%.

The Company’s subsidiary incorporated in the BVI is not subject to income taxes under the current laws of BVI.

The Company’s subsidiaries operating in Hong Kong are subject to profits tax rate of 17.5% on the estimated assessable profits during the periods.

Deferred tax (assets) liabilities as of June 30, 2008 and December 31, 2007 are composed of the following:

	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Hong Kong
Operating losses available for future periods		-
Temporary difference on accelerated tax depreciation on plant and equipment	$2,732,350	$2,305,728

The United States
Operating losses available for future periods	(115,773)	(482,683)
Valuation allowance	115,773	482,683

Deferred tax liabilities, net	$2,732,350	$2,305,728

Recognized in the balance sheet:
Net deferred tax assets	-	-
Net deferred tax liabilities	2,732,350	2,305,728

	$2,732,350	$2,305,728

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)
(Stated in US Dollars)

5.	Comprehensive income

	Six months ended June 30,
	2008	2007
	(Unaudited)	(Unaudited)

Net income (loss) applicable to common shareholders	$657,951	$3,956,875
Foreign currency translation adjustments	154,743	107,958

Total comprehensive income	$812,694	$4,064,833

6.	Inventories

	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)

Raw materials	$1,325,387	$1,190,330
Work in progress	849,957	15,974
Finished goods	2,590,572	2,189,890

	$4,765,916	$3,396,194

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)
(Stated in US Dollars)

7.	Plant and equipment

	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Costs
Production lines and equipment	$38,106,907	$38,034,178
Leasehold improvements	2,132,378	2,132,378
Furniture, fixtures and office equipment	221,393	221,393
Motor vehicles	260,550	260,550

	40,721,228	40,648,499

Accumulated depreciation
Production lines and equipment	10,431,374	8,666,845
Leasehold improvements	1,012,818	811,850
Furniture, fixtures and office equipment	58,654	50,662
Motor vehicles	37,884	25,474

	11,540,730	9,554,831

Net
Production lines and equipment	27,675,533	29,367,333
Leasehold improvements	1,119,560	1,320,528
Furniture, fixtures and office equipment	162,739	170,731
Motor vehicles	222,666	235,076

	$29,180,498	$31,093,668

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)
(Stated in US Dollars)

7.	Plant and equipment (cont’d)

An analysis of production lines and equipment pledged to banks for banking facilities (note 8(a)) granted to the Company is as follows:

	Pledged for banking facilities
	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)

Costs	$14,724,398	$14,724,398
Accumulated depreciation	(4,608,014)	(4,115,101)

Net	$10,116,384	$10,609,297

	Six months ended June 30,
	2008	2007
	(Unaudited)	(Unaudited)

Depreciation for the period	$492,913	$143,745

The components of depreciation charged are:

	Six months ended June 30,
	2008	2007
	(Unaudited)	(Unaudited)

Included in factory overheads
Production lines and equipment	$1,764,529	$1,143,458

Included in operating expenses
Leasehold improvements	200,968	180,562
Furniture, fixtures and office equipment	7,992	14,716
Motor vehicles	12,410	8,248

	221,370	203,526

	$1,985,899	$1,346,984

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)
(Stated in US Dollars)

8.	Bank borrowings

	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Secured:
Bank overdrafts repayable on demand	$29,622	$194,423
Repayable within one year
Non-recurring bank loans	2,474,145	2,310,090
Other bank borrowings	3,953,463	3,665,280

	6,457,230	6,169,793

Repayable after one year
Non-recurring bank loans	997,541	2,092,949

	7,454,771	8,262,742

Unsecured:
Other bank borrowings	0	592,760

	$7,454,771	$8,855,502

The above banking borrowings were secured by the following:-

(a)	first fixed legal charge over 17 DVDR production lines with carrying amounts of $10,116,383 (note 9); and

(b)	joint and several guarantees executed by two beneficial shareholders of the Company, a spouse of one of the beneficial shareholders and a director of the Company’s subsidiary.

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)
(Stated in US Dollars)

9.	Earnings per share

The Company’s potentially dilutive securities at June 30, 2008 include the following:

Convertible redeemable preferred stock Series B	15,653,950
Detachable common stock warrants	28,510,347
Placement agent warrants	3,740,577

47,904,874

10.	Commitments and contingences

Operating leases commitments

The company leases office and factory premises under various non-cancellable operating lease agreements that expire at various dates through 2010, with an option to renew the lease. All leases are on a fixed repayment basis. None of the leases include contingent rentals. Minimum future commitments under these agreements payable as of June 30, 2008 are as follows:

Period ending June 30
2008	$178,069
2009	130,570
2010	32,102

Contingencies

From time to time, the Company is subject to legal claims and legal proceedings that arise in the ordinary course of our business. In the opinion of management, the ultimate outcome of claims and litigation of which management is aware will not have a material adverse effect on our consolidated financial position or results of operation. Management is not currently aware of any pending legal proceedings against Infosmart Group except for the following:

Stanley Rosner v. World Wide Magic Net, Inc. (n/k/a Cyber) and Burlington Coat Factory, New York State Supreme Court, Nassau County, Index No. 98-006524. This is a breach of contract, fraud and tortuous interference action seeking $5,000,000 in compensatory damages, unspecified punitive damages and declaratory relief. By stipulation dated May 7, 1998, Mr. Rosner agreed to transfer the action to the Supreme Court in New York County after conceding Nassau County was not the proper venue for the action. Since that date, Mr. Rosner has neither transferred the case nor pursued it further.

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)
(Stated in US Dollars)

10.	Commitments and contingences (cont’d)

In Re: Factory 2-U Stores, Inc., U.S. Bankruptcy Count, District of Delaware – Adv. Proc. No. 005-30480. On March 7, 2006, a compliant was filed against the Company in a Chapter 7 bankruptcy proceeding in U.S. Bankruptcy Court in the District of Delaware in the matter captioned In Re: Factory 2-U Stores, Inc. The complaint sought to recover from the Company $91,572 in alleged preferential transfers made to the Company by the debtor during the ninety-day period prior to the filing of the debtor’s bankruptcy petition. The Company defended against the preference claim by asserting that such transfers were made in the ordinary course of business. On May 22, 2007, all parties entered into a settlement agreements, subject to the bankruptcy court’s approval. The settlement term is that Infosmart is required to pay to the complaint the sum of $15,000 on or before May 25, 2007. The bankruptcy court approved the settlement and dismissed the complaint with prejudice on June 21, 2007.

11.	Common stock and convertible preferred stock

	Common stock		Series B		Additional
	No. of		No. of		paid-in
	Shares	Amount	shares	Amount	Capital

Balance, January 1, 2008	144,248,708	$2,412,605	597,011	$1,690,222	$8,118,664

Issuance of common stock	1,300,000	$15,255	-	-	-

Conversion of Series B to common stock on various dates	2,584,069	$272,776	(96,349)	$(272,777)	$8,118,664

Balance, June 30, 2008	148,132,777	$2,700,636	500,662	$1,417,445	$8,118,664

Common Stock

The number of authorized shares of the Company’s common stock is 300,000,000 shares. The shares have no par value.

Series B Preferred Stock and Warrants

The material terms of the Company’s Series B Preferred Stock are summarized below.

Voting: The holders of Preferred Stock (including the Investors acquiring such shares as part of the Financing after the closing of the Exchange) are entitled to vote together with the holders of the common stock, as a single class, upon all matters submitted to holders of common stock for a vote. Each share of Preferred Stock will carry a number of votes equal to the number of shares of common stock issuable as if converted at the record date.

Dividends: The Series B Convertible Preferred Stock is cumulative, non-participating and carries dividends at 8% per annum payable quarterly in cash in US Dollars.

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)
(Stated in US Dollars)

11.	Common stock and convertible preferred stock (cont’d)

Conversion: The outstanding and unconverted Series B Convertible Preferred Stock shall be converted into shares of the Company’s common stock at the Conversion Price then in effect by delivering to the holders an Automatic Conversion Notice upon the happening of all of the following events: (i) for each of the twenty (20) consecutive Trading Days immediately preceding the date of delivery of the Automatic Conversion Notice, the daily Closing Price of the Common Stock shall be equal to at least two hundred fifty percent (250%) of the Conversion Price in effect as of the date immediately preceding the date of the Automatic Conversion Notice; and (ii) the daily trading volume of the Common Stock for each of the Trading Days during such twenty (20) Trading day period shall be at least 500,000 shares; provided, however, no such conversion is permitted unless at the time of the delivery of the Automatic Conversion Notice and on the Automatic Conversion Date, (A) The Company is in compliance with all of its obligations under this Certificate of Determination and the Transaction Documents, (B) during each of the Trading Days in such twenty (20) day period, the Registration Statement has been effective and has not been suspended by the SEC, (C) as of the Conversion Date, the Registration Statement is effective and has not been suspended by the SEC and no event has occurred which will likely result in the Registration Statement being declared ineffective or suspended by the SEC, and (D) no Triggering Event (as described under “Redemption Rights” in the Company’s Current Report on Form 8-K filed with the Commission on August 24, 2006) has occurred and is continuing.

Any outstanding Series B Convertible Preferred Stock not yet converted will be converted automatically two years from the date of the issuance of such stock at the then effective Conversion Price.

Additional paid-in capital

The Company allocated the net proceeds ($6,885,000) between the Series B Preferred Stock ($3,738,827) and the warrants ($3,146,173) based upon their relative fair values as of the closing date. The Company determined the fair value of the warrants (including Placement Agent Warrants which were valued at $644,800) using the Black-Scholes option pricing model with the following assumptions: no dividend yield; weighted average risk free rate of 5.05%; volatility of 368% and contractual life of 5 years. The Company recorded the portion of the proceeds attributable to the stock as mezzanine equity pursuant to EITF Topic D-98, Classification and Measurement of Redeemable Securities after determining the guidance in FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity did not apply. The Company determined that the warrants meet the definition of a derivative instrument as defined in SFAS 133, Accounting for Derivative Instruments and Hedging Activities, but do not require derivative treatment pursuant to the scope exception in paragraph 11(a) of SFAS 133.

The Company evaluated whether the embedded conversion feature in the stock required bifurcation and determined that the economic characteristics and risks of the embedded conversion feature in the stock were clearly and closely related to the stock and concluded that bifurcation was not required under SFAS 133. The Company calculated the intrinsic value of the beneficial conversion feature embedded in the stock ($2,297,157) pursuant to the guidance in EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments.

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)
(Stated in US Dollars)

12.	Pension plans

The Company participates in a defined contribution pension scheme under the Mandatory Provident Fund Schemes Ordinance (“MPF Scheme”) for all its eligible employees in Hong Kong.

The MPF Scheme is available to all employees aged 18 to 64 with at least 60 days of service in employment in Hong Kong. Contributions are made by the Company operating in Hong Kong at 5% of the participants’ relevant income with a ceiling of $2,580 (equivalent of HK$20,000). The participants are entitled to 100% of the Company’s contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65. The only obligation of the Company with respect to the MPF Scheme is to make the required contributions under the plan.

The assets of the schemes are controlled by trustees and held separately from those of the Company. The Company fully complied with the contribution requirement and total pension cost was $29,331 and $25,316 for the three months ended June 30, 2008 and 2007, respectively.

13.	Segment Information

The Company is engaged in the manufacture and distribution of DVDR, CDR and non-diskette storage media (Flash card and Micro SD). The nature of the products, their production processes, the type of their customers and their distribution methods are substantially similar. Information for the DVDR, CDR products, flash drive and memory card are disclosed under FAS 131, “Disclosures about Segments of an Enterprise and Related Information” as below:-

	Flash drive and memory card		DVDR and Related Products		CDR		Total
	Six months ended June 30		Six months ended June 30		Six months ended June 30		Six months ended June 30
	2008	2007	2008	2007	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue from external customers	$182,500	$4,980,000	$11,657,414	$21,148,701	$2,489,170	$1,177,745	$14,329,084	$27,306,446
Segment profit	$60,919	$858,100	$572,812	$3,644,115	$192,712	$202,936	$826,443	$4,705,151

	Three months ended June 30		Three months ended June 30		Three months ended June 30		Three months ended June 30
	2008	2007	2008	2007	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue from external customers	$-	$4,980,000	$6,005,232	$14,072,844	$763,405	$555,187	$6,768,637	$19,608,031
Segment profit	$-	$910,314	($5,803)	2,572,432	($737)	101,485	($6,540)	$3,584,231

	As of		As of		As of		As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2008	2007	2008	2007	2008	2007	2008	2007
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Segment assets	$1,364,126	$28,179,194	$54,168,125	$47,228,524	$12,899,520	$2,283,134	$68,431,771	$77,690,852

INFOSMART GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)
(Stated in US Dollars)

13.	Segment Information (cont’d)

Other than the production lines and equipment located in Brazil, which have carrying amounts of $10,116,383, all of the Company’s long-lived assets are located in Hong Kong. Geographic information about net sales, which are classified based on the location of our customers, is set out as follows:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Argentina	$-	$-	$149,024	$-
Australia	-	3,001,495	129,147	5,847,333
Belize	-	-	361,744	-
Brazil	3,136,838	6,787,341	6,640,631	9,308,728
China and Hong Kong	2,565,102	8.968,899	5,430,276	9,642,272
Philippine	-	-	180,684	-
South America	-	-	30,046	-
Thailand	-	-	39,739	427,110
Turkey	-	-	-	147,498
United Kingdom	-	22,284	-	165,210
United States	229,024	716,285	484,840	1,486,052
Other countries	837,673	111,727	882,953	282,243

Total	$6,768,637	$19,608,031	$14,329,084	$27,306,446

14.	Comparative amounts

Certain amounts included in prior periods’ condensed consolidated statement of operations have been reclassified to conform to the current period’s presentation. These reclassifications had no effect on reported total assets, liabilities, shareholders’ equity, or net income.
15.	Subsequent Events

Although there is no current definitive sales agreement, the Company received a test order during the second quarter of 2008 from a leading recorded media supplier of live concerts and films in Asia for the installation of Blu-ray® DVD for a film using the Company’s newly installed Anwell Blu-ray® equipment line purchased in March 2008 and installed in May and June 2008. A test order is done to confirm Blu-ray®’s high reproduction standards are achieved prior to initiating production runs. As the only Blu-ray® producer in Hong Kong and the first in China, we expect to see several future orders as Blu-ray® begins to dominate the visual media market.

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Forward Looking Statements

Certain statements in the Management’s Discussion and Analysis (“MD&A”), other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section under “Risk Factors”. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

As used in this Form 10-Q, unless the context requires otherwise, “we” or “us” or the “Company” or “Infosmart” means Infosmart Group, Inc. and its subsidiaries.

Overview

We are in the business of developing, manufacturing, marketing and sales of recordable digital versatile disc (“DVDR”) media and recordable compact discs (“CDR”) and non-diskette storage media. We manufacture DVDRs with 8x and 16x writable speeds as well as CDRs with 52x writable speeds, and have been developing our DVD-R manufacturing basis in both Hong Kong and Brazil to capture the worldwide market. As the “war” between high density format DVDR (“HD-DVD”) and Blu-ray DVD formats has ended with the Blu-ray DVD format surviving in the marketplace to become the latest format of DVD recordable media, we have a new perspective in business development in the world market for the next 5 years. We have acquired the first set of Blu-ray DVD replication systems in the China/Hong Kong region and will devote more resources to developing the market for Blu-ray DVD replication systems. We have customers in Western Europe, Australia, China, and North and South America.

We produce our products through our three main operational business subsidiaries, Info Smart Technology Limited (“IS Technology”), Info Smart International Enterprises Limited (“IS International”) and Infoscience Media Limited (“IS Media”) at our state-of-the-art DVDR and CDR manufacturing facilities in Hong Kong.

In March 2006, IS Media formed Discobras, a Brazilian company, with a local partner, with registered capital of US$8 million for our new Brazilian DVDR production facility. We relocated some of our DVDR manufacturing equipment to Brazil in November 2006 and installed them in January 2007. Trial production in Brazil began in March 2007, and is currently producing at full capacity. In addition, the owners of the technologies and intellectual property necessary for the production of our products require that we obtain separate Patent Licenses for the use of intellectual property in our new DVDR manufacturing facility in Brazil. We are currently in the process of obtaining these Patent Licenses.

In December 2006, IS Media acquired 100% of the issued and outstanding common stock of Infoscience Holdings Limited (“IS Holdings”). IS Media has a cooperation agreement with IS Holdings wherein it manufactures its DVDRs using certain patent licenses owned by IS Holdings. IS Media acquired IS Holdings to guarantee the continuation of this cooperation agreement. We also have a Brazilian subsidiary, Discobras Industria E Comercio de Electro Eletronica Limiteda (“Discobras”), which was formed in March 2006 by IS Media and a local partner, with registered capital of US$8 million for our new Brazilian DVDR production facility. IS Media currently holds a 99.42% ownership interest in Discobras, and the local partner holds the remaining 0.58% ownership interest in Discobras. In addition, we incorporated a new subsidiary, Portabello Global Limited (“Portabello”), for distributing and reselling our recordable digital versatile discs and media to customers in South America.

Recent Developments

Although there is no current definitive sales agreement, we received a test order during the second quarter of 2008 from a leading recorded media supplier of live concerts and films in Asia for the installation of Blu-ray® DVD for a film using our newly installed Anwell Blu-ray® equipment line purchased in March 2008 and installed in May and June 2008. A test order is done to confirm Blu-ray®’s high reproduction standards are achieved prior to initiating production runs. As the only Blu-ray® producer in Hong Kong and the first in China, we expect to see several future orders as Blu-ray® begins to dominate the visual media market.

Critical Accounting Policies and Estimates

Principles of consolidation. The condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company balances and transactions are eliminated on consolidation.

Minority Interests. For the development of the market in Brazil, the Company entered into an agreement on March 20, 2006 with two independent third parties for setting up a subsidiary, Discobrás, in Brazil. Discobrás has a social capital of $8,046,281 (equivalent to R$17,385,600), of which 99.42% or $8,000,000 (equivalent to R$17,285,600) (“Investment Cost”) has been subscribed by the Company. The minority interests have been recognized in the accompanying financial statements.

Use of estimates. In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These accounts and estimates include, but are not limited to, the valuation of accounts receivable, inventories, deferred income taxes and the estimation on useful lives of property, plant and equipment. Actual results could differ from those estimates.

Intangible assets. Intangible assets are license usage rights and stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the remaining term of the license obtained by one of the Company’s subsidiaries, Infoscience Holdings Limited (“IHL”).

Revenue recognition. Revenue from sales of the Company’s products is recognized when the significant risks and rewards of ownership have been transferred to the buyer at the time of delivery and the sales price is fixed or determinable and collection is reasonably assured.

Basic and diluted earnings per share. The Company reports basic earnings per share in accordance with SFAS No. 128, “Earnings Per Share”. Basic earnings per share is computed using the weighted average number of shares outstanding during the periods presented. The weighted average number of shares of the Company represents the common stock outstanding during the periods presented.

Diluted earning per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

The Company's common stock equivalents at June 30, 2008 include the following:

Convertible redeemable preferred stock Series B	15,653,950
Detachable common stock warrants	28,510,347
Placement agent warrants	3,740,577

47,904,874

Trade receivables. Trade receivables are stated at original amount less allowance made for doubtful receivables, if any, based on a review of all outstanding amounts at the period end. The Company extends unsecured credit to customers in the normal course of business and believes all trade receivables in excess of the allowances for doubtful receivables to be fully collectible. Full allowances for doubtful receivables are made when the receivables are overdue for one (1) year and an allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to original terms of receivables. Bad debts are written off when identified. The Company does not accrue interest on trade accounts receivable.

Inventories. Inventories are valued at the lower of cost or market with cost determined on a first-in, first-out basis. In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels. The Company’s reserve requirements generally increase/decrease due to management projected demand requirements, market conditions and product life cycle changes. During the reporting periods, the Company did not make any allowance for slow-moving or defective inventories.

Plant and equipment. Plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

Depreciation of plant and equipment is provided using the straight-line method over their estimated useful lives. The principal annual rates are as follows:

Production lines and equipment	10% with 30% residual value
Leasehold improvements and others	20%

Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts, and the net amount less proceeds from disposal is charged or credited to income.

Impairment of long-lived assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company recognizes impairment of long-lived assets in the event that the net book values of such assets exceed the future undiscounted cashflows attributable to such assets. No impairment of long-lived assets was recognized for any of the periods presented.

Recent accounting pronouncements. In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which relates to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not yet completed its analysis of the impact of adopting SFAS No. 157 on the consolidated financial position, results of operations or cash flows.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in FIN 48 as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 must be applied to all existing tax positions upon initial adoption. The cumulative effect of applying FIN 48 at adoption, if any, is to be reported as an adjustment to opening retained earnings for the year of adoption. The adoption of FIN 48 did not have a material effect on the Company’s consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115, which permits entities to choose measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements, included in SFAS No. 157, Fair Value Measurements, and SFAS No. 107, Disclosures about Fair Value of Financial Instruments. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company has not yet completed its assessment of the impact upon adoption of SFAS No. 159 on the consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. This statement retains the fundamental requirements of the original pronouncement requiring that the acquisition method of accounting, or purchase method, be used for all business combinations. SFAS No. 141(R) defines the acquirer as the entity that obtains control of one or more business combination, establishes th acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. In addition, SFAS No. 141(R) requires, among other things, expensing of acquisition related and restructuring related costs, measurement of pre-acquisition contingencies at fair value, measurement of equity securities issued for purchase at the date of close of the transaction and capitalization of in process research and development, all of which represent modifications to current accounting for business combinations. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. Adoption is prospective and early adoption is not permitted. Adoption of SFAS No. 141(R0 will not impact the Company’s accounting for business combinations closed prior to its adoption, but given the nature of the changes noted above, the Company expects that its accounting for business combinations occurring subsequent to adoption will be significantly different than that applied following current accounting literature.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51” (SFAS 160”). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective for the fiscal year beginning after December 15, 2008. The Company is in the process of evaluating the impact that SFAS 160 will have on its financial statements upon adoption.

Results of Operations

Comparison of Three Months Ended June 30, 2008 and 2007

Net Sales. For the three months ended June 30, 2008, net sales decreased relative to the three months ended June 30, 2007, from $19,608,031 to $6,768,637. The decrease in net sales is mainly due to the greater cost fluctuation of outsourced Flash drives and memory cards for the past half year. We plan to explore other sources of these of Flash drives and memory cards to alleviate the costs during the coming few months. Also, there was a decrease in net sales in China, which is our main customer segment base, as a result of a blizzard in China that interrupted our distribution networks during the first quarter of 2008, which networks have not completely recovered, yet. Another factor in the decrease in net sales of DVDRs in Hong Kong was our policy of geographical diversification and our shift in focus from the lower margin Hong Kong markets to higher margin markets, such as Asia and Brazil.

Cost of Sales. Cost of sales decreased from $14,506,478, or approximately 73.98% of net sales for the three months ended June 30, 2007, to $5,025,074, or approximately 74.24% of net sales for the three months ended June 30, 2008. We were able to effectively control our cost of sales from the three months ended June 30, 2007 to the three months ended June 30, 2008.

Gross Profit. Gross profit decreased approximately 65% from $5,101,553 for the three months ended June 30, 2007 to $1,743,563 for the three months ended June 30, 2008. This decrease in gross profit was primarily due to the decrease in net sales.

Selling and Distribution Costs. For the three months ended June 30, 2008, selling and distribution costs decreased approximately 36% from $161,533 to $102,835 relative to the three months ended June 30, 2007. The decrease is attributable to lower freight expenses.

Administrative Expenses. Administrative expenses included depreciation and amortization charges, and was $1,504,181 and $1,254,629 for the three months ended June 30, 2008 and 2007, respectively. This increase in administrative expenses was due to an expansion in our administrative operations for our Blu-ray production.

Net Income. Net income decreased from $3,296,691 for the three months ended June 30, 2007 to a net loss of $6,540 for the three months ended June 30, 2008. This is due to the decrease in net sales and increased administrative expenses.

Comparison of Six Months Ended June 30, 2008 and 2007

Net Sales. For the six months ended June 30, 2008, net sales decreased relative to the six months ended June 30, 2007, from $27,306,446 to $14,329,084. The decrease in net sales is mainly due to the greater cost fluctuation of outsourced Flash drives and memory cards for the past half year. We plan to explore other sources of these of Flash drives and memory cards to alleviate the costs during the coming few months. Also, there was a decrease in net sales in China, which is our main customer segment base, as a result of a blizzard in China that interrupted our distribution networks during the first quarter of 2008, which networks have not completely recovered, yet. Another factor in the decrease in net sales of DVDRs in Hong Kong was our policy of geographical diversification and our shift in focus from the lower margin Hong Kong markets to higher margin markets, such as Asia and Brazil.

Cost of Sales. Cost of sales decreased from $20,419,825, or approximately 74.78% of net sales for the six months ended June 30, 2007, to $11,523,691, or approximately 80.42% of net sales for the six months ended June 30, 2008. The decrease is mainly due to a corresponding decrease in net sales during the first half of 2008.

Gross Profit. Gross profit decreased approximately 59% from $6,886,621 for the six months ended June 30, 2007 to $2,805,393 for the six months ended June 30, 2008. This decrease in gross profit was primarily due to the decrease in our net sales.

Selling and Distribution Costs. For the six months ended June 30, 2008, selling and distribution costs decreased from $241,049 to $175,702 relative to the six months ended June 30, 2007. The decrease is attributable to lower freight expenses.

Administrative Expenses. Administrative expenses included depreciation and amortization charges, and was $2,284,405 and $2,185,679 for the six months ended June 30, 2008 and 2007, respectively. This slight increase in administrative expenses was due to an expansion in our administrative operations for our Blu-ray production.

Net Income. Net income decreased from $4,201,975 for the six months ended June 30, 2007 to $826,443 for the six months ended June 30, 2008. This is primarily due to the decrease in net sales.

Liquidity and Capital Resources

Six Months
Ended June 30,	2008	2007	Change

Net cash (used in) provided by operating activities	$(2,548,654)	$(1,691,386)	$(857,268)

Net cash (used in) investing activities	(72,729)	(231,374)	158,645

Net cash provided by financing activities	2,142,900	2,328,440	(185,540)

Net cash used in operating activities was $2,548,654 for the six months ended June 30, 2008 and $1,691,386 for the six months ended June 30, 2007. The increase in our net cash used in operating activities was mainly due to the decrease of our trade payables with a corresponding decrease in sales volume. The decrease in our trade payable wasa result of cash payments, which was off-set by collection of receivables.

Net cash used in investing activities was $72,729 for the six months ended June 30, 2008 and $231,374 for the six months ended June 30, 2007. The decrease in net cash used in investing activities is mainly related to a decrease in acquisitions of plant and equipment during the first half of 2008.

Net cash provided by financing activities was $2,142,900 and $2,328,440 for the six months ended June 30, 2008 and 2007, respectively. The decrease in our net cash provided by financing activities was mainly due to the repayment of a bank loan.

Off-Balance Sheet Arrangements

A bank guarantee was given by a bank to an electric utility company on Infosmart’s behalf. This guarantee exempted Infosmart from the obligation of paying a deposit required by the electric utility company. This off-balance sheet arrangement has no effect on the Infosmart’s liquidity, capital resources, market risk support or credit risk support, other than allowing Infosmart to retain a $153,846 deposit that would have been required by the utility company. Infosmart is not aware of any events, demands, commitments, trends or uncertainties that will result in of reasonably likely result in the termination of this arrangement.

Other than the arrangement described above, we have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Contractual Obligations

We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the tables, in order to assist in the review of this information within the context of our consolidated financial position, results of operations, and cash flows.

The following tables summarize our contractual obligations as of June 30, 2008, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period

	Total	Less than 1 year	1-3 Years	3-5 Years	5 Years +
	In Thousands
Contractual Obligations:
Bank Indebtedness	$7,454	$6,457	$997	$—	$—
Other Indebtedness	10,731	1,383	9,348	—	—
Operating Leases	340	178	162	—	—
Total Contractual Obligations:	$14,614	$12,357	$2,257	$—	$—

Bank indebtedness consists of secured and unsecured borrowings from our banking facilities arrangements including letters of credit, bank overdrafts, and non-recurring bank loans.

Other indebtedness consists of loans and debt financing from independent third parties for working capital and the acquisition of DVDR production lines and equipment.

Operating leases amounts include a lease for factory premises under non-cancelable operating lease agreement that expires in year 2010, with an option to renew the lease. The lease is on a fixed repayment basis. The lease does not include contingent rentals.

Purchase obligations consist of a contract with an engineer in Hong Kong to set up the foundation for the factory in Brazil.